

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 6, 2018

Michael Barron
Chief Executive Officer
X Rail Entertainment, Inc.
9480 S. Eastern Avenue, Suite 205
Las Vegas, NV 89123

> **Re:** **X Rail Entertainment, Inc.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed July 27, 2018**
> **File No. 333-222530**

Dear Mr. Barron:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have removed certain disclosure relating to selling stockholders, but that you continue to reference the "resale" of the common stock in the footnotes to the fee table, on the prospectus cover page, and in the prospectus summary. Similarly, your registration statement refers to "selling stockholders" on the prospectus cover page. If you are not registering the resale of the common stock by selling stockholders, please revise to remove such references to selling stockholders and the resale of the common stock.

Exhibit 23.1

2. The consent filed as Exhibit 23.1 makes reference to the auditor's report dated July 27, 2018. However, we note that the auditor's report included in the registration statement is dated May 21, 2018. Please obtain and file an auditor's consent that makes reference to the auditor's report dated May 21, 2018.

Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or me at (202) 551-3584 with any questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Frederick C. Bauman, Esq.
Bauman & Associates Law Firm